Kenneth L. Guernsey

+1 415 693 2091

kguernsey@cooley.com

September 28, 2018

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attn:	Sasha Parikh Jim Rosenberg Dorrie Yale Erin Jaskot

Re:	NGM Biopharmaceuticals, Inc. Amendment No. 1 to Draft Registration Statement on Form S-1 Submitted September 13, 2018 CIK No. 0001426332

Ladies and Gentlemen:

On behalf of NGM Biopharmaceuticals, Inc. (“NGM” or the “Company”), we are submitting this letter and the following information in response to a letter, dated September 24, 2018, from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) with respect to the Company’s Amendment No. 1 to Draft Registration Statement on Form S-1 (the “Amendment No. 1 to DRS”) submitted to the Commission on September 13, 2018. We are also filing the Registration Statement on Form S-1 (the “Registration Statement”). We are also sending a copy of this letter and the Registration Statement in typeset format, including a version that is marked to show changes to Amendment No. 1 to DRS, to the Staff.

The numbering of the paragraphs below corresponds to the numbering of the comments in the letter from the Staff. For the Staff’s convenience, we have incorporated your comments into this response letter in italics. Page references in the text of this response letter correspond to the page numbers in the Registration Statement. Capitalized terms used in this letter but otherwise not defined herein shall have the meanings ascribed to such terms in the Registration Statement.

Amendment No. 1 to DRS

Use of Proceeds, page 65

1.

We acknowledge your revised disclosures in response to prior comment 6. Please further expand your discussion to also state the estimated amount of proceeds from this offering that you expect to use for the NGM313 program.

Response: In response to the Staff’s comment, the Company has revised the disclosure throughout the Registration Statement to note that NGM313 has now progressed through human proof-of-concept studies and the Company has delivered the specified data package to Merck. Merck is required pursuant to the terms of the collaboration to make a determination with respect to the exercise of its option by the end of 2018. If Merck were to exercise its option, from that point forward all development costs will be paid for by Merck, unless the Company elects to exercise its worldwide cost and profit sharing option at the commencement of Phase 3 testing. Accordingly, the Company does not currently expect to use proceeds from the offering for its NGM313 program. In addition, the Company has revised the disclosure on pages 65-66 of the Registration Statement to clarify that the Company will incur additional expenses for the development of any compound subject to the Merck agreement for which Merck does not exercise its option, or for which the Company elects to exercise its worldwide cost and profit sharing option.

Cooley LLP 101 California Street 5th Floor San Francisco, CA 94111-5800

t: (415) 693-2000 f: (415) 693-2222 cooley.com

U.S. Securities and Exchange Commission

September 28, 2018

Notes to Consolidated Financial Statements

5. Research Collaboration and License Agreements

Merck, page F-22

2.

Refer to your response to our prior comment 20. As previously requested in our comment, please provide in your disclosure a break out of the aggregate clinical development milestones of $77.7 million and the regulatory milestones of $371.3 million by indication (i.e. first indication, second indication and third indication) for each of the three geographic areas (i.e. United States, European Union and Japan).

Response: In response to the Staff’s comment, the Company has revised the disclosures on pages 138, F-25 and F-56 of the Registration Statement.

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Please contact me at (415) 693-2091, Michael Tenta of Cooley LLP at (650) 843-5636 or Carlton Fleming of Cooley LLP at (650) 843-5865 with any questions or further comments regarding our responses to the Staff’s comments.

Sincerely,

/s/ Kenneth L. Guernsey
Kenneth L. Guernsey Cooley LLP

cc:	David Woodhouse, Ph.D., NGM Biopharmaceuticals, Inc. Michael Tenta, Cooley LLP Carlton Fleming, Cooley LLP Bruce Dallas, Davis Polk & Wardwell LLP Sarah Solum, Davis Polk & Wardwell LLP

Cooley LLP 101 California Street 5th Floor San Francisco, CA 94111-5800

t: (415) 693-2000 f: (415) 693-2222 cooley.com